

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 25, 2016

Aleksandr Kriukov
Chief Executive Officer
Fuse Enterprises, Inc.
510 Clinton Square
Rochester, New York 14604

> **Re: Fuse Enterprises Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 2, 2016**
> **File No. 333-202948**

Dear Mr. Kriukov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2015 letter.

Our Company, page 5

1. Please reconcile your disclosure on page 6 that you "intend[] to take advantage of all of the reduced regulatory and reporting requirements that will be available to you" with your disclosure on page 7 that you have "irrevocably opted out of the extended transition period for complying with new or revised accounting standards."

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 25

2. Please refer to the table under the heading "Costs and Expenses." Based on your financial statements, it appears this table should reflect professional fees of $1,500 for the three months ended December 31, 2014. It also appears that the total amount of expenses for the three months ended December 31, 2014 similarly excludes $1,500. Please revise this table to conform to the amounts seen in your financial statements.

Liquidity, page 26

3. Please disclose your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 28

4. Please refer to your analysis of cash flows from financing activities on page 30. In the second paragraph you state you "were able to achieve positive cash flows during the years ended September 30, 2015 and 2014 and the first quarters of our fiscal 2016 and 2015." Based on your financial statements, the only type of cash flows you had during the first quarter of your fiscal 2016 was a use of cash flows for operating activities of ($12,243). Please revise your disclosure on page 30 to clarify that you had negative cash flows in the first quarter of your fiscal 2016.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products